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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

May 11, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Keith E. Carpenter, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Carpenter:

We are writing in response to comments provided telephonically by Catherine Courtney Gordon concerning a registration statement on Form N-1A for the Trust with respect to the Deutsche X-trackers Japan JPX-Nikkei 400 Equity ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please clarify and complete the descriptions of the Underlying Index.

Response 1.	The disclosure has been revised accordingly.

Comment 2.	Please explain why the Fund’s management fee is not disclosed in the Fund’s initial registration statement, and confirm that the management fees will be disclosed in the final registration statement.

Response 2.	The Board of Trustees of DBX ETF Trust approved the management agreement subsequent to the initial filing. The registration statement has been revised to disclose the management fee.

Comment 3.	Please disclose the Fund’s index provider and indicate whether the index provider is affiliated with the Fund.

Response 3.	Agreements with the index provider for the Fund were finalized subsequent to the initial filing. The registration statement has been revised to disclose information regarding the index providers for the Fund.

Comment 4.	We note that the premium/discount spread to net asset value and the bid/ask spread for certain series of the Trust are comparatively wider than other exchange-traded funds. Please consider whether more disclosure is necessary in the Fund’s registration statements regarding such risks.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	The Fund’s “Principal Investment Strategies” section states: “The Underlying Index is comprised of the equity securities of the 400 highest scoring issuers listed on the JASDAQ and TSE, as measured in return on equity, cumulative operating profit and current market value.” Please disclose the index provider’s criteria for prioritizing these individual data points when selecting securities for inclusion in the Underlying Index.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	In the description of the Index construction in the “Additional Information About the Fund’s Investment Strategies and Risks” section, please provide additional disclosure regarding the eligibility requirements for each section of the Tokyo Stock Exchange. Please clarify the term “public announcement measures”.

Response 6.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz